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EXHIBIT 77I

RIVERSOURCE EQUITY SERIES, INC.

FOR RIVERSOURCE MID CAP GROWTH FUND

Class R2, Class R3 and Class R5 shares are offered exclusively to certain qualifying institutional investors at net asset value without an initial sales charge or contingent deferred sales charge on redemption. These shares do not convert to any other class of shares. Class R2 and Class R3 shares have an annual distribution and shareholder servicing (12b-1) fee and an annual plan administration services fee.

The following eligible institutional investors may purchase Class R2, Class R3 and Class R5 shares:

-    Qualified employee benefit plans.

- Trust companies or similar institutions, and charitable organizations that meet the definition in Section 501(c)(3) of the Internal Revenue Code.

- Non-qualified deferred compensation plans whose participants are included in a qualified employee benefit plan described above.

- State sponsored college savings plans established under Section 529 of the Internal Revenue Code.

-    Health Savings Accounts created pursuant to public law 108-173.

Additionally, if approved by the distributor, the following eligible institutional investors may purchase Class R5 shares:

- Institutional or corporate accounts above a threshold established by the distributor (currently $1 million per fund or $10 million in all funds in the RiverSource Family of Funds).

-    Bank trust departments.

In addition, for Class R2, Class R3 and Class R5 shares, the distributor, in its sole discretion, may accept or authorize financial intermediaries to accept investments from other institutional investors not listed above.

Class R2, Class R3 and Class R5 shares generally are not available to retail non-retirement accounts, traditional and Roth IRAs, Coverdell Educational Savings Accounts, SEPs, SARSEPs, SIMPLE IRAs and individual 403(b) plans.

Class R2, Class R3 and Class R5 shares may be purchased, sold or exchanged only through the distributor or an authorized financial intermediary.